SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

COMMUNICATIONS SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Minnesota	41-0957999
(State of incorporation or organization)	(I.R.S. Employer/Identification No.)

10900 Red Circle Drive
Minnetonka, Minnesota	55343
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Preferred Stock Purchase Rights	Nasdaq Stock Market, LLC

Item 1. Description of Registrant’ Securities to be Registered.

          Effective December 18, 2009, the Board of Directors of Communications Systems, Inc. (the “Company”) declared a dividend of one Right for each outstanding share of the Company’s Common Stock, par value $.05 per share (the “Common Stock”), to the shareholders of record at the close of business on January 4, 2010 (the “Record Date”). Except as set forth below, each Right entitles the registered holder to purchase from the Company one one-hundredth (1/100) of a share of Series A Junior Participating Preferred Stock, no par value per share (the “Preferred Stock”), at a price of $41 per one one-hundredth of a share (the “Purchase Price”). The description and terms of the Rights are set forth in a Rights Agreement dated as of December 23, 2009 (the “Rights Agreement”) between the Company and Wells Fargo Bank, N.A., as Rights Agent.

          Initially, the Rights will be attached implicitly to all Common Stock certificates representing shares then outstanding, and no separate Right certificates will be distributed. A Distribution Date for the Rights will occur upon the earlier of ten days following (i) a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of voting securities having 16.5% or more of the voting power of the Company, or (ii) the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer which would result in any person or group and related persons having beneficial ownership of voting securities having 16.5% or more of the voting power of the Company.

          Until the Distribution Date, the Rights will be transferred with and only with Common Stock certificates. From as soon as practicable after the Record Date and until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date. The Rights will expire on December 23, 2019 unless earlier redeemed by the Company as described below.

          In the event that any person becomes the beneficial owner of 16.5% or more of the voting power of the Company, ten (10) days thereafter (the “Flip-In Event”) each holder of a Right will thereafter have the right to receive, upon exercise thereof at the then current Purchase Price of the Right, Common Stock (or, in certain circumstances, a combination of cash, other property, Common Stock or other securities) which has a value of two times the Purchase Price of the Right (such right being called the “Flip-In Right”). In the event that the Company is acquired in a merger or other business combination transaction where the Company is not the surviving corporation or in the event that 50% or more of its assets or earning power is sold, proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, common stock of the acquiring entity which has a value of two times the Purchase Price of the Right (the “Flip Over Right”). Upon the occurrence of the Flip-In Event, any Rights that are or were at any time owned by an Acquiring Person shall become null and void.

          The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 16.5% or more of the voting power of the Company and prior to the acquisition by such person or group of 50% or more of the voting power of the Company, the Board of Directors of the Company may authorize the exchange of the Rights (other than Rights owned by such person or group which have become void), in whole or in part, for Common Stock at an exchange ratio of the Purchase Price divided by the price per share of the Common Stock (subject to adjustment).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractions of shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

          At any time prior to the earlier to occur of (i) any person becoming an Acquiring Person, or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”), which redemption shall be effective at such time as the Board of Directors shall establish. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          Until a Right is exercised, it will not entitle the holder to any rights as a shareholder of the Company (other than those as an existing shareholder), including, without limitation, the right to vote or to receive dividends.

          The terms of the Rights may be amended by the Board of Directors of the Company (i) prior to the Distribution Date in any manner, and (ii) on or after the Distribution Date to cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights.

          As of November 12, 2009, there were 8,350,371 shares of Common Stock issued and outstanding and 500,000 shares reserved for issuance pursuant to the exercise of outstanding stock options. Each outstanding share of Common Stock on January 4, 2010 will receive one Right. As long as the Rights are attached to the Common Stock, the Company will issue one Right for each share of Common Stock issued between the Record Date and the Distribution Date so that all such shares will have attached Rights. There will be 150,000 shares of Preferred Stock reserved for issuance upon exercise of the Rights.

          The Rights Agreement is designed to protect shareholders in the event of an unsolicited attempt to acquire the Company for an inadequate price and to protect against abusive practices that do not treat all shareholders equally, including partial and two-tier tender offers, coercive offers, and creeping stock accumulation programs. Such practices can pressure stockholders into tendering their investments prior to realizing the full value or total potential of such investments. The Rights Agreement is intended to make the cost of such abusive practices prohibitive and create an incentive for a potential acquiror to negotiate in good faith with the Board. The Rights Agreement is not intended to, and will not, prevent all unsolicited offers to acquire the Company. If an unsolicited offer is made, and the Board determines that it is fair and in the best interests of the Company and its shareholders, then, pursuant to the terms of the Rights Agreement, the Board has the authority to redeem the Rights and permit the offer to proceed. Essentially, the Rights Agreement will provide the Board with sufficient opportunity to evaluate the fairness of any unsolicited offer and the credibility of the bidder, and will therefore enable the Board to represent the interests of all shareholders more effectively. Of course, in deciding whether to redeem the Rights in connection with any unsolicited offer, the Board will be bound by its fiduciary obligations to act in the best interests of the Company and its shareholders.

          The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes (i) Exhibit A Amended and Restated Certificate of Designation, Preferences and Rights of Series A Junior Preferred Participating Stock (also included as Exhibit 4(b) to this Form 8-A), (ii) Exhibit B the form of Rights Certificate, and (iii) Exhibit C Summary of Shareholder Rights Plan is attached hereto as Exhibit 4(a) and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

Item 2.	Exhibits.

Exhibit 4(a):

Form of Rights Agreement dated as of December 23, 2009 between Communications Systems, Inc. and Wells Fargo Bank National Association, which includes as Exhibit B thereto the form of Rights Certificate. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the earlier of (i) the tenth day after a person or group becomes an “Acquiring Person”, or (ii) the tenth day after the date of the commencement of, or first public announcement of the intent to commence, a tender or exchange offer by any person or group of affiliated or associated persons if, upon consummation thereof, such person or group would be the beneficial owner of 16.5% or more of the shares of common stock of the Company.

Exhibit 4(b):

Form of Amended and Restated Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock.

SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMUNICATIONS SYSTEMS, INC.

Date: December 28, 2009

	By	/s/ David T. McGraw
David T. McGraw, Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

4(a)

Rights Agreement, dated as of December 23, 2009, between the Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4(a) to the Company’s Registration Statement on Form 8-K filed on December 30, 2009.

4(b)

Form of Amended and Restated Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 4(b) to the Company’s Registration Statement on Form 8-K filed on December 30, 2009.